UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT
PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2020

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our 2019 audited financial statements appearing at the end of our Form 1-K, filed May 6, 2020, and the financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements. The use of the words “we,” “us,” “the Company,” “VidAngel,” or “our” refers to VidAngel, Inc., except where the context otherwise requires.

Overview

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code, or the Bankruptcy Code, in the United States Bankruptcy Court for the District of Utah, or the Bankruptcy Court. More information can be found in the section entitled “Bankruptcy Proceedings” under Item 1, of Part 2, of our Form 1-K filed May 6, 2020.

Confirmation of Joint Plan of Reorganization

On September 4, 2020 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Joint Plan of Reorganization of Trustee and Studios Under Chapter 11 of the Bankruptcy Code (the “Plan” or the “Reorganization Plan”). The Plan shall become effective once conditions set forth in section 10.1 of the Plan have been satisfied, or waived by both the Trustee and the Studios pursuant to section 10.3 of the Plan.

The following is a summary of certain provisions of the Plan, as confirmed by the Bankruptcy Court pursuant to the Confirmation Order. This summary is not intended to be a complete description of the Plan, and it is qualified in its entirety by reference to the full text of the Plan, attached as Exhibit 1.2 of our Form 1-U filed September 15, 2020. Capitalized terms used but not defined in this report on Form 1-SA shall have the meanings given to them in the Plan. The Effective Date of the Plan was September 30, 2020.

Designation of and Provisions for the Treatment of Classes of Claims

All claims of creditors and holders of equity interests (except for Administrative Claims and Priority Tax Claims) are placed in the classes set forth below.

Class 1. Priority Claims: Class 1 claims shall be paid in full.

Class 2. General Unsecured Claims: Class 2 claims shall be paid in full.

Class 3. Studios Monetary Claims: Class 3 claims shall be treated consistent with the terms set forth in the Settlement Agreement, Promissory Note, and Security Agreement signed between the parties, attached as Exhibit 1.3, 1.3a, and 1.3b, respectively, of our Form 1-U filed September 15, 2020.

Class 4. Credit Holders’ Claims: All holders of Class 4 claims shall be given eighteen (18) months from the Effective Date of the Plan to use their VidAngel Subscription Credits towards a subscription of our Self-Selected Viewing Services. No holder of Class 4 Claims shall have the right to redeem their VidAngel Subscription Credits for cash, and no Credit Holder shall be paid from Distribution Funds.

Class 5. Equity Interests: Each record holder of an Equity Interest in the Debtor shall retain their interest in our Company. Our Company will be prohibited from making any distributions in Cash or other property to the holders of Equity Interests on account of such Equity Interests unless and until the Settlement Amount has been paid in full.

Other Material Provisions of the Plan

Promissory Note: As set forth in the Settlement Agreement, our Company shall execute and deliver a Promissory Note to the Studios. The Promissory Note shall be for the full amount of the Studios Monetary Claims, or $62,461,456. The Promissory Note shall remain in effect for fourteen (14) years following the Effective Date of the Plan, and provides for the payment of $9,900,000, payable in fifty-six (56) equal quarterly installments, with the first installment of $176,786 due on October 15, 2020. If upon expiration of the Promissory Note; the Settlement Amount has been timely paid in full, there is no Uncured Default, and our Company has not received four Strikes in a consecutive five (5) year period, then any remaining balance on the Promissory Note shall be cancelled.

Abandonment of Appeals in the California Action: As of the Effective Date of the Plan, our Company shall be deemed to have abandoned all appeals in the California Action and shall file a notice of voluntary dismissal with the Ninth Circuit.

No Use Covenant: Our Company shall not directly or indirectly, or facilitate any third-party to, descramble, decrypt, or otherwise bypass, remove, deactivate, or impair any technological measures that controls access to a Copyrighted Work of a Studio or Studio Affiliate, who owns or controls the copyright(s), without the express written authorization of the Studio or Studio Affiliate.

Our Company shall not directly or indirectly, or facilitate any third-party to, reproduce, stream, transmit, publicly perform, or distribute a Copyrighted Work of a Studio or Studio Affiliate, who owns or controls the copyrights(s), without the express written authorization of the Studio or Studio Affiliate.

Covenant Not to Sue: Our Company shall not bring an action against any Studio or Studio Affiliate, or otherwise, assert any claims under Title 17 of the United States Code, or any related federal or state law claims, unless the action is related to alleged infringement of our Company’s exclusive rights in its own copyrighted works.

Covenant Not to Seek Certain Changes to Law: For a period of fourteen (14) years following the Effective Date, no resources of our Company shall be used for lobbying activities directly seeking to amend the Family Movie Act, or to enact or amend any other provisions of law that would allow a person to engage in the filtering, copying, streaming, distribution, or circumvention, of technological measures, of Motion Pictures. Our Company also agrees not to authorize, encourage, or support any such lobbying activity by its officers, directors, or employees.

Continuing Operations

In 2017, we developed and released a filtered streaming service designed to work in conjunction with an existing Licensed Streaming Service, or LSS. We refer to this service as the LSS-Based Service. The LSS-Based Service currently works with the following LSS’s: Netflix, Amazon Prime, Amazon Video, Amazon Channels (Showtime), Amazon Channels (Starz), and Amazon Channels (CBS All-Access). We do not offer content on the LSS-Based Service with respect to whose copyrights are owned or exclusively licensed by any of the Studios (or parent, subsidiary, or affiliate of the Studios). For a more detailed description of our LSS-Based Service, See “Current Operations” under Item 1, of Part 2, of our Form 1-K filed May 6, 2020.

On January 20, 2017, we filmed our first episode of Dry Bar Comedy. Our seventh season began shooting on September 25, 2020. To date, we have filmed more than 250 comedians, over 6 seasons, and have cultivated a collection of comedy that can be watched, and loved, by everybody, everywhere. As the popularity of Dry Bar Comedy continues to grow, we are constantly developing new and innovative ways for the audience to engage with the content in the manner that best fits their individual lifestyle and preferences.

VidAngel continues to produce its own streaming content and seek relationships with artists and other content creators. In 2018, we partnered with The Chosen, LLC, or The Chosen, to create, it says, the first multi-season television series about the life of Jesus Christ. The first season of The Chosen was released publicly in November 2019, with VidAngel as its exclusive distribution partner.

Results of Operations

The following represents our performance highlights:

	For The Period Ended June 30,		Change
	2020	2019	2020 vs. 2019

Revenues
Revenues	$21,686,071	$4,927,682	$16,758,389	340%
Operating Expenses
Cost of Revenues	$11,112,950	$1,447,113	$9,665,837	668%
Sales and Marketing	4,094,382	926,116	3,168,266	342%
General and Administrative	1,090,342	1,028,239	62,103	6%
Legal	551,191	1,491,058	(939,867)	-63%
Research and Development	864,271	821,771	42,500	5%
Settlement Expense	5,297,359	-	5,297,359
Total Operating Expenses:	$23,010,495	$5,714,297	$17,296,198	303%

Period ended June 30, 2020, as compared to the period ended June 30, 2019

Revenues for the period ended June 30, 2020 increased 340% compared to the same period in 2019. This increase was due to the performance of VidAngel Studios, the original content side of the business, and its largest initiative, The Chosen.

The increase in our cost of revenues was due to licensing and transaction fees associated with sales of The Chosen.

The increase in sales and marketing expense was due to additional advertisement and promotional expense related to The Chosen.

The increase in the general and administration expense resulted from higher US Trustee Fees related to cash disbursements, and the addition of new employee benefits and the associated costs.

The decrease in legal expenses was due to fewer and lower costs related to our defense in the Copyright Litigation.

The increase in research and development expense was due to the hiring of additional personnel.

The settlement expense is related to the resolution of litigation as part of the Reorganization Plan.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

As of June 30, 2020, we had cash on hand of $8,289,974. We project that our existing capital resources will be sufficient to meet our operating requirements for at least the next 12 months.

As part of the Reorganization Plan, we have an outstanding promissory note in the amount of $62,461,456. If we abide by the terms set forth in the settlement agreement, the amount payable will not exceed $9,900,000 (including principal and interest), payable over fifty-six (56) equal quarterly installments of $176,786, beginning October 15, 2020.

We may need to raise additional funds to invest in growth opportunities, product development, sales and marketing, and other purposes. Our future capital requirements will depend on many factors, including our growth rate; the level of investments we make in product development, sales and marketing activities, and other investments to support the growth of our business, and may increase materially from those currently planned.

We may seek to raise additional funds through equity financing. Any additional equity financing likely would be dilutive to existing stockholders. At this time, we have no commitments to obtain any additional funds, and there can be no assurance that such funds will be available on acceptable terms or at all.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization, or WHO, officially characterized the outbreak of COVID-19 as a pandemic, hereafter referred to as the Pandemic. On March 13, 2020, we instituted mandatory work-from-home procedures for all employees. The transition happened quickly, with minimal disruption to day-to-day operations.

The impact on the business, to-date, has been limited.

●
In response to government directives, we cancelled the remaining Dry Bar Comedy Live performances for the first half of 2020. We typically film shows up to 6-months in advance of release, incurring expenses related to their production up-front. We are currently planning to resume filming in late September 2020 with the appropriate safeguards and restrictions as required by state and local authorities.

●
The first season of The Chosen tv series was released in November 2019. To date, we have streamed more than 57 million episodes worldwide. We believe that a combination of quarantine measures and lower digital advertising costs, helped generate a significant number of sales during the first few months of quarantine.

The full extent of the impact of the COVID-19 pandemic on our business, operations and financial results will depend on a number of factors that we do not control and may not be able to accurately predict. We will continue to assess the situation as it progresses and take any action required by federal, state, or local authorities, or that we determine is in the best interests of our employees, customers, and stockholders.

Trends and Key Factors Affecting Our Performance

We are currently operating our LSS-Based Service on top of existing services offered by Amazon and Netflix, or the LSSs. Our service is dependent on functionality and data available from these LSSs, without which, it would be difficult for us to provide our customers with the great user experience they have become accustomed to. Also, if the LSSs were to actively block, or attempt to block, our services, or modify their systems to prevent us from verifying the validity of subscriber accounts, the user experience of our customers could suffer. If we are unable to maintain our user experience at an acceptable level or verify the validity of subscriptions to the LSSs, our ability to operate the LSS-Based Service could suffer. If we are unable to operate the LSS-Based Service, this may have a material impact on our financial position.

Item 2.
Other Information
None

Item 3. Financial Statements

VIDANGEL, INC.

Unaudited Financial Statements
For the Six Months Ended June 30, 2020 and 2019

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2020 and 2019. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with prior periods, and should be read in conjunction with the audited financial statements for the years ended December 31, 2019 and 2018.

VIDANGEL, INC.
 Balance Sheets

As of June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$8,289,974	$1,584,455
Holdback Receivable	-	445,000
Accounts receivable	1,940,425	633,581
Physical Media Inventory	248,965	106,789
Note receivable, current	101,804	-
Prepaid expenses and other	24,989	20,157

Total current assets	10,606,157	2,789,982

Movie asset	970,372	970,372
Deposits	47,415	47,915
Property and equipment, net	107,649	36,063
Certificate of deposit	150,379	76,172
Note receivable, long-term	-	107,488

Total assets	$11,881,972	$4,027,992

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$1,848,857	$1,033,862
Accrued expenses	4,052,414	781,035
Deferred revenue	3,873,483	4,081,222
Current portion of accrued settlement costs	456,905	-

Total current liabilities	10,231,659	5,896,119

Long-term portion of accrued settlement costs	4,840,454	-

Total liabilities	15,072,113	5,896,119

Commitments and contingencies

Stockholders' equity (deficit):
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,564,957 shares issued and outstanding	21,565	21,560
Additional paid-in capital	13,468,366	13,466,838
Accumulated deficit	(16,680,072)	(15,356,525)

Total stockholders' deficit	(3,190,141)	(1,868,127)

Total liabilities and stockholders' deficit	$11,881,972	$4,027,992

See accompanying notes to financial statements

VIDANGEL, INC.
 Statements of Operations

For the Six Months Ended June 30, 2020 and 2019

	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)

Revenues, net	$21,686,071	$4,927,682

Operating expenses:
Cost of revenues	11,112,950	1,447,113
General and administrative	1,090,342	1,028,239
Research and development	864,271	821,771
Selling and marketing	4,094,382	926,117
Legal	551,191	1,491,059
Settlement Expense	5,297,359	-

Total operating expenses	23,010,495	5,714,299

Operating loss	(1,324,424)	(786,617)

Other income (expense):
Interest income	960	6,344
Interest expense	(83)	-

Total other income, net	877	6,344

Loss before income taxes	(1,323,547)	(780,273)

Provision for income taxes	-	-

Net loss	$(1,323,547)	$(780,273)

  See accompanying notes to financial statements

VIDANGEL, INC.
Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2020 (Unaudited) and the Year Ended December 31, 2019

	Common Stock			Additional	Accumulated	Total Stockholders'
	Class A Shares	Class B Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)

Balance as of January 1, 2019	18,246,831	3,313,335	$21,560	$13,414,186	$(13,745,371)	$(309,625)

Stock-based compensation expense	-	-	-	52,652	-	52,652

Net loss	-	-	-	-	(1,611,154)	(1,611,154)
Balance as of December 31, 2019	18,246,831	3,313,335	21,560	13,466,838	(15,356,525)	(1,868,127)

Stock options excercised	2,291	-	5	1,528	-	1,533

Net loss	-	-	-	-	(1,323,547)	(1,323,547)

Balance as of June 30, 2020	18,249,122	3,313,335	$21,565	$13,468,366	$(16,680,072)	$(3,190,141)

  See accompanying notes to financial statements

VIDANGEL, INC.
Statements of Cash Flows

For the Six Months Ended June 30, 2020 and 2019

	June 30, 2020 (Unaudited)	June 30, 2019 (Unaudited)

Cash flows from operating activities:
Net loss	$(1,323,547)	$(780,273)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	23,152	33,390
Settlement Payable	5,297,359	-
Decrease (increase) in:
Restricted cash	-	954,381
Accounts receivable	(1,306,844)	123,958
Holdback Receivable	445,000	-
Physical Media Inventory	(142,176)	-
Prepaid expenses and other assets	(4,832)	67,968
Movie Asset inventory	-	-
Deposits	500	47,336
Note receivable	5,684	(151,822)
Certificate of deposits	(74,207)	-
Increase (decrease) in:
Accounts payable and accrued expenses	4,086,374	(146,244)
Deferred revenue	(207,739)	116,973

Net cash used in operating activities	6,798,724	265,667

Cash flows from investing activities:
Purchase of property and equipment	(94,738)	(12,417)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	-	-
Exercise of stock options	1,533	-

Net cash provided by financing activities	1,533	-

Net change in cash and cash equivalents	6,705,519	253,250

Cash and cash equivalents at beginning of period	1,584,455	1,539,731

Cash and cash equivalents at end of period	$8,289,974	$1,792,981

Supplemental disclosure of cash flow information:

Cash paid for interest	$83	$-

  See accompanying notes to financial statements

VIDANGEL, INC.
Notes to Financial Statements

For the Six Months Ended June 30, 2020 (Unaudited)

The financial information presented in these unaudited financial statements should be read in conjunction with the entity’s latest annual audited financial statements.
1. Basis of Presentation

The accompanying financial statements have been prepared by the Company, without audit, and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the periods presented. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. It is the opinion of management that the financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2020, are not indicative of the results expected for the entire fiscal year.

2. Description of Organization and Summary of Significant Accounting Policies

Organization
VidAngel, Inc. (the “Company”) was incorporated on November 13, 2013, as a Utah limited liability company. On February 7, 2014, the Company converted to a Delaware corporation. The Company has developed, and sells, the most widely used filtering technology available, that gives customers the unprecedented ability to remove objectionable content from motion pictures they watch in their own homes. The Company also produces its own original comedy series for fun and family-friendly laughs, and licenses and distributes content produced by others.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated economic useful lives of property and equipment, estimated useful lives of the movie asset based on the estimated economic useful life to the estimated salvage value, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2020 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents. As of June 30, 2020, these cash equivalents consisted of money market accounts.

Holdback Receivable
During 2019, one of the Company’s credit card processing vendors required a holdback reserve to be established. The balance of the holdback receivable as of June 30, 2020, was $0.

Physical Media Inventory
Physical media inventory consists of discs, purchased for resale, for The Chosen tv series. Physical media inventory is recorded at average cost. The Company periodically reviews the physical media inventory for excess supply, obsolesce, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no allowance for physical media inventory was necessary as of June 30, 2020.

Movie Asset
Movie asset includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value. Movie inventory is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie inventory is depreciated over the estimated economic useful life to the estimated salvage value. The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items. Management determined that no allowance for obsolete inventory was necessary as of June 30, 2020.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Computer software	2 years
Furniture and fixtures	3 years
Production equipment	1 year
Leasehold improvements	1 year

 VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2020 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Property and Equipment (continued)
Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of June 30, 2020.

Revenue Recognition
The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. To achieve the core principle of Topic 606, the Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation.

Filtering Subscription Revenue
Post-injunction on December 29, 2016, the Company offers subscriptions to use its proprietary content filtering technology in conjunction with many of today’s popular streaming services for a monthly fee. Customers subscribe for this service online through the Company’s website. The customer is charged the full price at the start of the subscription period, and monthly thereafter, which amount is initially recognized as deferred revenue and recognized as revenue daily as the subscription service is provided. During the time that the customer owns a subscription, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household to use in conjunction with other popular video streaming platforms. Access to this technology is available during the entire period of the subscription, and is extinguished at the end of the subscription period in which the customer cancels their subscription. Any incentive allowances provided to customers such as credits and free subscription periods are recorded as reductions of revenue. Filtering subscription revenue is recognized over time, typically in daily increments as the customers pay on a monthly basis.

 VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2020 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition (continued)

Digital and Physical Media Revenue
The Company partnered with The Chosen, LLC, or The Chosen, an independent filmmaker, to distribute The Chosen’s licensed original content and related merchandise. Digital delivery represents streaming-based delivery of The Chosen’s content via the Company’s service. Physical media represents Blu-Ray or DVD discs of The Chosen’s content. Revenue is recognized as products are delivered upon streaming, or upon shipment of physical media. Digital and physical media revenue is recognized at a point in time – when streamed digitally, or when physically shipped.

Content Licensing
The Company receives content licensing revenue by publishing short versions of its original content (from the Dry Bar Comedy series – see description below) on third-party websites (such as Facebook, YouTube, and Amazon). The Company grants the third-party websites a license to display the Company’s original content to the customers of the third-party websites. The third-party websites are interested in increasing traffic on their websites, and the third-party websites pay the Company based on impressions delivered, or the number of actions, such as clicks, taken by users viewing the Company’s content via the third-party websites. The Company recognizes revenue in the period in which the impressions or actions occur, at a point in time. The third-party websites provide the Company monthly reports of the Company’s advertising revenue.

Ticket Revenue and Concession Revenue
The Company created Dry Bar Comedy, an ongoing stand-up comedy series that the Company films. The Company sells ticket to the live stand-up comedy events. Revenue is recognized at the conclusion of the event, at a point in time.

The Company also sells concessions at these events, and revenue from concessions is recognized when the concessions are purchased, at a point in time.

 VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2020 (Unaudited)

2. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition (continued)
Rental Revenue
Rental revenues are amounts received from customers in order to access specific content for a limited amount of time, typically 24 hours. This essentially represents 24-hour use of the Company’s subscription service to access one specific item of content. Revenue is recognized upon the completion of the 24-hour period, at a point in time.

Tip Revenue
The Company receives tips from customers who wished to show appreciation to the Company and the content providers from the content they created. Most of the tips are received from customers who subscribe to the Company’s subscription service, and who viewed a Dry Bar Comedy show via the subscription filtering service and enjoyed the comedian’s performance. The Company recognizes revenue from tips on a gross basis. Content providers receive a portion of all revenues attributed to their content which is included in cost of revenues. Revenue is recognized in the period the tips were received, at a point in time.

Advertising
Advertising costs are expensed as incurred. Advertising expenses totaled $3,386,867 for the six months ended June 30, 2020.

VIDANGEL, INC.
Notes to Financial Statements
Continued

For the Six Months Ended June 30, 2020 (Unaudited)

3. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties. Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. Management has determined an adverse outcome on one or more of the claims is both probable, and estimable, and has accrued the estimated losses related to these matters.

In the matter of Disney Enterprises, Inc. and several other content owners (collectively, the Plaintiffs), on March 6, 2019, the United States District Court for the Central District of California (California Court) granted the Plaintiffs’ motion for partial summary judgement as to liability. The order found that the Company is liable for infringing the copyrights, and violating the Digital Millennium Copyright Act (DMCA), with respect to certain motion pictures of the Plaintiffs’. Damages related to the respective copyright infringements, and DMCA violations, were decided by a jury trial in June 2019. The jury found that the Company willfully infringed the Plaintiffs’copyrights and awarded statutory damages of $75,000 for each of the 819 infringed works, for a total of $61,425,000. The jury also rejected the Company’s argument that its violations of the DMCA were innocent and awarded the Plaintiffs’ statutory damages of $1,250 for each of the 819 infringed works, for a total of $1,023,750. The total award for both counts is $62,448,750.

On August 26, 2020, The Company and the Plaintiffs signed a settlement agreement and agreed on a joint plan of reorganization that will allow The Company to emerge from Chapter 11 Bankruptcy. The Company agrees to pay the Plaintiffs a total of $9,900,000, payable over fifty-six (56) equal quarterly installments of $176,786, beginning October 15, 2020. As long as The Company abides by the terms and conditions set forth in the settlement agreement, no further amounts will be due. As such, as of June 30, 2020, The Company has recognized the settlement expense and associated liability on its books.

Item 4. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-SA.

Exhibit Number	Description

2.1	Certificate of Incorporation of VidAngel, Inc. as amended, incorporated by reference to Exhibit 2.1 of our Form 1-A filed on September 22, 2016
2.2	Bylaws of VidAngel, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2016
3.1	Investor Rights and Voting Agreement between VidAngel, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on October 6, 2016
3.2	Stockholders Agreement between VidAngel, Inc. and the Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on October 6, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2016
10.1	Order Confirming Joint Plan of Reorganization, incorporated by reference to Exhibit 1.1 of our Form 1-U filed on September 15, 2020
10.2	Joint Plan of Reorganization of Trustee and Studios Under Chapter 11 of the Bankruptcy Code, incorporated by reference to Exhibit 1.2 of our Form 1-U filed on September 15, 2020
10.3	Settlement Agreement between VidAngel, Inc. and the Studios, incorporated by reference to Exhibit 1.3 of our Form 1-U filed on September 15, 2020
10.3a	Promissory Note between VidAngel, Inc. and Studios, incorporated by reference to Exhibit 1.3a of our Form 1-U filed on September 15, 2020
10.3b	Security Agreement between VidAngel, Inc. and Studios, incorporated by reference to Exhibit 1.3b of our Form 1-U filed on September 15, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on September 30, 2020.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	September 30, 2020
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Chief Financial Officer	September 30, 2020
Patrick Reilly	(Principal Financial and Accounting Officer)